Exhibit 16

June 4, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K dated June 4, 2004, of Teltronics, Inc. and are in agreement with the statements contained in the first, second, third, fourth and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with the fifth paragraph on page 2 of the above referenced filing.

/s/ Ernst & Young LLP